Exhibit 99.1

ETORO REPORTS SECOND QUARTER 2025 RESULTS

Net Contribution grew by 26% year-over-year to $210 million

Assets Under Administration grew by 54% year-over-year to $17.5 billion

Funded accounts grew by 14% year-over-year to 3.63 million

New York - August 12th, 2025 - eToro Group Ltd. (“eToro”, or the “Company”) (NASDAQ: ETOR), the trading and investing platform, today announced financial results for the second quarter ended June 30, 2025.

“I am proud of the eToro team for delivering another strong quarter, while meaningfully expanding our product innovation and geographical footprint. In the second quarter, we offered 24/5 trading for U.S. equities, introduced new long-term portfolios in partnership with Franklin Templeton, and launched savings products in France, all while strengthening our footprint in Asia through our new Singapore hub. These advancements reflect our commitment to making investing simpler and more accessible for our global community. Looking ahead, we are excited to continue developing technologies like tokenization and AI tools that we believe will transform how retail investors interact with the markets and create new opportunities for growth. As we continue to execute on our strategy, we remain confident in our ability to drive sustainable value for our users and shareholders,” commented Yoni Assia, CEO and Co-founder of eToro.

“We are very pleased with our 2025 second quarter results, the first as a public company. Net contribution grew 26% year over year and adjusted EBITDA grew 31% year over year reflecting our focus on profitable revenue growth,” said Meron Shani, eToro CFO.

Second Quarter 2025 Financial and Product Highlights1

●	Net contribution increased by 26% year over year to $210 million, compared to $167 million in the second quarter of 2024, driven primarily by increased trading activity.

●	Net income (GAAP) was $30.2 million, compared to $30.6 million in the second quarter of 2024, and included $15 million of IPO and other related costs.

●	Adjusted Net Income (Non-GAAP) was $54.2 million, compared to $44.2 million in the second quarter of 2024.

●	Adjusted EBITDA (non-GAAP) increased by 31% year over year to $72 million, compared to $55 million in the second quarter of 2024, largely due to increased revenue and disciplined cost management.

●	Adjusted Diluted EPS (non-GAAP) was $0.56, compared to $0.51 in the second quarter of 2024.

●	Funded accounts increased 14% year over year to 3.63 million compared to 3.17 million in the second quarter of 2024. This was driven primarily by ongoing user acquisition and retention efforts, as well as the acquisition of Australian investing app Spaceship in 2024.

●	Assets under Administration grew by 54% year over year to $17.5 billion, compared to $11.3 billion in the second quarter of 2024.

●	Cash, cash equivalents and short term investments were $1.2 billion as of June 30, 2025.

●	Launched key products in AI, tokenization, savings and eToro money across our four pillars of Trading, Investing, Wealth Management and Neo-banking.

[1]	See “Non-GAAP Financial Metrics and Key Performance Indicators” below for additional information and a reconciliation to GAAP for all Non-GAAP financial metrics. Adjusted EBITDA margin is based on net contribution.

Business Highlights

eToro continued to focus on sustainable, profitable growth in the second quarter, launching products and services to support users at every stage of their investing journey.

●	Trading: eToro strengthened its trading offering with the launch of 24/5 trading for 100 U.S. equities, enabling users to trade around the clock. The Company expanded its U.S. crypto offering to over 100 assets, aligning with its global coverage of over 130. In addition, eToro announced its tokenization strategy and is launching tokenized US listed stocks, laying the groundwork for tokenized stocks with future transfer capabilities. Futures and spot-quoted futures were also made accessible to more investors, providing new opportunities for diversification.

●	Investing: eToro rolled out a suite of Alpha Portfolios as part of its Smart Portfolio offering. These AI-powered strategies are built using advanced analysis of multiple sources of data including eToro’s proprietary retail trading data. In addition, eToro announced a partnership with Franklin Templeton to launch new portfolios offering target date investment strategies. AI innovation continues to play a key role at the Company, highlighted by the introduction of Tori, an AI-powered analyst built on the latest LLM models, which delivers personalized insights, platform guidance, and educational support. The Company has also launched a suite of AI-powered tools and APIs to enable advanced strategy building and customization.

●	Wealth management: As part of its long-term investment strategy, eToro continued to enhance its wealth solutions, launching French savings products, including retirement (PER) and life insurance, giving users access to long-term, tax-advantaged investing directly on the platform. The Company expanded recurring investments beyond the U.K. and E.U. to the U.A.E., enabling more users to automate contributions into stocks, ETFs, and crypto.

●	Neo-banking: The Europe-wide rollout of the eToro Money card turned everyday spending into portfolio-building with 4% stock-back rewards, premium travel benefits, and 0% FX fees. The card complements eToro’s local IBAN offering, allowing seamless management of spending, deposits, and investments across the platform.

●	Global expansion: eToro activated its Capital Markets Services license from the Monetary Authority of Singapore (MAS). This reinforces eToro’s presence in the Asia-Pacific region, establishing Singapore as its Asian headquarters, supported by local talent, strategic partnerships, and contributions to Singapore’s fintech ecosystem.

Conference Call and Livestream Information

eToro will host a video call to discuss its results at 5:30 a.m PT / 8:30 a.m ET today, August 12, 2025. The video call can be accessed at investors.etoro.com, along with this earnings press release and accompanying slide presentation. The event will also be live streamed to eToro’s YouTube and X.com official channels.

Contact

Media Relations - pr@etoro.com

Investor Relations - investors@etoro.com

About eToro

eToro is the trading and investing platform that empowers you to invest, share and learn. We were founded in 2007 with the vision of a world where everyone can trade and invest in a simple and transparent way. Today we have 40 million registered users from 75 countries. We believe there is power in shared knowledge and that we can become more successful by investing together. So we’ve created a collaborative investment community designed to provide you with the tools you need to grow your knowledge and wealth. On eToro, you can hold a range of traditional and innovative assets and choose how you invest: trade directly, invest in a portfolio, or copy other investors. You can visit our media center here for our latest news.

ETORO GROUP LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30	December 31
	2025	2024
	Unaudited	Unaudited
Assets
Current assets:
Cash and cash equivalents	987,860	575,395
Restricted cash	330	314
Short-term investment	200,000	65,000
Counterparties	271,179	224,867
Cryptoassets	102,074	113,279
Receivable from omnibus accounts	10,047	50,466
Other receivables and prepaid expenses	62,518	46,005
	1,634,008	1,075,326
Non-current assets:
Restricted cash	11,485	11,630
Right of use assets	41,885	44,406
Property and equipment, net	5,147	5,007
Goodwill and other intangible assets, net	45,053	46,346
Deferred taxes	12,296	8,647
	115,866	116,036

Total Assets	1,749,874	1,191,362

Liabilities and equities
Current liabilities:
Accounts payable	3,574	4,201
Current maturities of long-term lease liabilities	5,682	4,758
Payable to users	145,458	103,493
Accrued expenses and other payables	212,223	193,115
	366,937	305,567
Non-current liabilities:
Employee benefit liabilities, net	1,367	1,253
Other long-term liabilities	14,967	5,653
Long-term lease liabilities	45,566	43,546
Deferred taxes liabilities	2,356	2,968
	64,256	53,420
Equity attributable to equity holders of the company:
Common share premium	1,260,068	474,469
Preferred share premium	–	397,019
Treasury shares	–	(2,625)
Advanced Investment Agreement	9,091	9,091
Other capital reserve	6,832	1,868
Retained Earnings (Accumulated deficit)	42,690	(47,447)
	1,318,681	832,375
Total liabilities and equity	1,749,874	1,191,362

ETORO GROUP LTD.

CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

AND OTHER COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands

	Three months ended		Six months ended
	June 30		June 30
	2025	2024	2025	2024
	Unaudited	Unaudited	Unaudited	Unaudited

Revenue and income:
Net trading income from equities, commodities and currencies	114,042	83,234	210,879	156,332
Revenue from cryptoassets	1,914,792	1,640,154	5,415,592	4,933,274
Net trading income (loss) from cryptoassets derivatives	(8,407)	53,614	68,644	(3,153)
Net interest income from users	43,874	50,214	96,492	99,532
Currency conversion and other income	22,503	17,695	46,414	39,098
Other interest income	7,431	3,939	11,595	7,287
Total revenue and income	2,094,235	1,848,850	5,849,616	5,232,370

Costs:
Cost of revenue from cryptoassets	1,877,089	1,672,726	5,405,942	4,846,492
Margin interest expense	7,517	9,366	16,676	18,016
Research and development	38,853	34,771	75,474	67,937
Selling and marketing	52,578	39,863	113,800	77,205
General, administrative and operating costs	76,270	55,622	125,772	111,664
Finance and other expenses, net	6,309	262	5,792	1,190
Total costs	2,058,616	1,812,610	5,743,456	5,122,504

Income before taxes on income	35,619	36,240	106,160	109,866
Taxes on income	5,434	5,653	16,023	15,169
Net income	30,185	30,587	90,137	94,697

Other comprehensive income, net:
Items that may be reclassified subsequently to profit or loss:
Cash flow hedges, net of tax	7,193	–	4,964	–
Other comprehensive income for the year, net of tax	7,193	–	4,964	–

Total comprehensive income	37,378	30,587	95,101	94,697

Basic net income per share	0.38	0.41	1.16	1.26
Diluted net income per share	0.31	0.35	0.95	1.10

Weighted-average shares of common shares used to compute net income per share attributable to common shareholders:
Basic	80,274,455	75,117,027	78,007,877	75,093,651
Diluted	97,003,106	86,644,652	94,595,653	86,760,659

ETORO GROUP LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Three months ended		Six months ended
	June 30		June 30
	2025	2024	2025	2024
	Unaudited	Unaudited	Unaudited	Unaudited
Cash flows from operating activities:
Net income	30,185	30,587	90,137	94,697
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Adjustments to profit or loss items:
Depreciation, amortization and impairment	2,988	2,852	5,999	5,442
Share-based payment	3,545	9,045	7,832	17,936
Evaluation of liabilities	7,483	–	9,314	–
Revaluation of fair value of cryptoassets and counterparties	(29,795)	8,476	22,035	6,472
Non-cash revenue from staking and blockchain rewards	(8,031)	(2,709)	(16,754)	(6,586)
Non-cash costs from staking and blockchain rewards	5,672	1,660	11,519	4,101
Finance and other expenses, net	6,309	262	5,792	1,190
Taxes on income, net	5,434	5,653	16,023	15,169
	(6,395)	25,239	61,760	43,724
Changes in asset and liability items:
Decrease (Increase) of counterparties	(7,767)	37,294	(76,002)	(30,006)
Decrease of cryptoassets	4,171	8,957	17,325	761
Decrease (Increase) of other receivables and prepaid expenses	(582)	10,542	(7,611)	(4,885)
Decrease (Increase) of restricted cash	259	(586)	135	(663)
Decrease of accounts payable	(10,433)	(13,064)	(11,103)	(21)
Increase (Decrease) of user and omnibus accounts, net	24,704	(9,135)	73,605	29,707
Increase (Decrease) of accrued expenses and other payables	21,770	(12,051)	2,017	(374)
Increase (Decrease) of employee benefit liabilities, net	66	(40)	37	(479)
	32,188	21,917	(1,597)	(5,960)
Interest received (paid), net during the period	7,127	(873)	8,094	(2,108)
Taxes paid, net during the period	(2,159)	(4,919)	(7,716)	(7,519)
Net cash provided by operating activities	60,946	71,951	150,678	122,834

Cash flows from investing activities:
Increase of short-term investments	(124,000)	--	(135,000)	--
Increase of long-term investments	(500)	--	(500)	--
Purchase of property and equipment	(759)	(14)	(1,281)	(1,726)
Purchase of intangible assets	(336)	(248)	(393)	(248)
Net cash used in investing activities	(125,595)	(262)	(137,174)	(1,974)

Cash flows from financing activities:
Exercise of options	3,153	150	3,433	361
Repayment of lease liability	(1,071)	(1,064)	(2,218)	(1,973)
Issuance of class A common share upon initial public offering, net of underwriting discounts, commissions and other issuance costs	378,818	--	378,818	--
Net cash provided by (used in) financing activities	380,900	(914)	380,033	(1,612)

Exchange differences on balances of cash and cash equivalents	11,549	(449)	18,928	(4,028)

Increase in cash and cash equivalents	327,800	70,326	412,465	115,220

Cash and cash equivalents at beginning of period	660,060	433,228	575,395	388,334

Cash and cash equivalents at end of period	987,860	503,554	987,860	503,554

Non-GAAP Financial Metrics and Key Performance Indicators

This press release and the accompanying tables contain financial measures that are not calculated in accordance with International Financial Reporting Standards nor with Generally Accepted Accounting Principles (collectively “GAAP”) metrics, including Adjusted EBITDA, Net Contribution and Adjusted Diluted EPS. The inclusion of the non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. eToro believes these non-GAAP financial measures provide important supplemental information to management regarding financial and business trends used in assessing its results of operations. eToro believes excluding specified items provides a more meaningful comparison to the corresponding reporting periods and internal budgets and forecasts, assists investors in performing analysis that is consistent with financial models developed by investors and research analysts, provides management with a more relevant measure of operating performance and is more useful in assessing management performance.

eToro urges its investors to review the reconciliations of Adjusted EBITDA to its most directly comparable GAAP financial measure set forth herein, and not to rely on any single financial measure to evaluate its business.

This press release includes key performance indicators that eToro’s management uses to help evaluate the business, measure its performance, identify trends, prepare financial projections and make business decisions. eToro’s key performance indicators include Funded Accounts, Assets Under Administration and Net Contribution. Definitions of performance indicators can be found in this press release

ETORO GROUP LTD.

RECONCILIATION OF NON-GAAP METRICS

U.S. dollars in thousands

	Three months ended		Six months ended
	June 30		June 30
	2025	2024	2025	2024
	Unaudited	Unaudited	Unaudited	Unaudited

Net income	30,185	30,587	90,137	94,697
Finance expense, net	6,309	262	5,792	1,190
Taxes on income	5,434	5,653	16,023	15,169
Share-base payment expense	3,545	9,045	7,832	17,936
Depreciation, amortization, and impairment	2,988	2,852	5,999	5,442
Employee non-cash expense	8,090	5,805	7,040	6,398
Transaction related costs	8,379	(249)	10,470	–
Other expenses	7,017	844	8,848	844

Adjusted EBITDA	71,947	54,799	152,141	141,676

ETORO GROUP LTD.

RECONCILIATION OF NET INCOME TO ADJUSTED NET INCOME

U.S. dollars in thousands

	Three months ended		Six months ended
	June 30		June 30
	2025	2024	2025	2024
	Unaudited	Unaudited	Unaudited	Unaudited

Net income	30,185	30,587	90,137	94,697
Share-base payment expense	3,545	9,045	7,832	17,936
Depreciation intangible assets	847	721	1,685	1,455
Employee non-cash expense (5 years)	8,090	5,805	7,040	6,398
Transaction related costs	8,379	(249)	10,470	–
Other expenses	7,483	844	9,314	844
Adjusted net income before tax	58,529	46,753	126,478	121,330

Tax impact	(4,324)	(2,522)	(5,485)	(3,677)
Adjusted net income	54,205	44,231	120,993	117,653

Basic Shares Outstanding	80,274,455	75,117,027	78,007,877	75,093,651

Diluted Shares Outstanding	97,003,106	86,644,652	94,595,653	86,760,659

Basic Non - GAAP EPS	0.68	0.59	1.55	1.57

Diluted Non - GAAP EPS	0.56	0.51	1.28	1.36

Basic GAAP EPS	0.38	0.41	1.16	1.26

Diluted GAAP EPS	0.31	0.35	0.95	1.10

Definitions of Certain Metrics

Adjusted EBITDA: Adjusted EBITDA is a non-GAAP financial metric that we define as net income adjusted to exclude finance and other expenses, net, taxes on income, share-based payment expense, depreciation and amortization, employee non-cash expense, one-time transaction costs and other expense

Adjusted Diluted Earnings Per Share (Adjusted diluted EPS): Adjusted diluted EPS is a non-GAAP financial metric and is calculated by dividing the Adjusted Net Income attributable to common shareholders by the diluted shares outstanding during the period. Adjusted diluted EPS excludes the impact of the same non-recurring or non-operational items to provide investors with a normalized measure of profitability on a per-share basis.

Adjusted Net Income: Adjusted Net Income refers to a company’s net income after making adjustments for non-recurring, one-time, or non-cash items such as restructuring charges, asset impairments, acquisition-related expenses, or gains/losses from discontinued operations.

Assets under administration (AUA): AUA reflects the aggregate fair value of assets held by users within the platform, including those held by third-party partners for execution or custody services, categorized as follows:

●	Crypto: Includes all cryptocurrencies and users’ crypto assets held in eToro digital wallets.

●	Equities: Includes stocks, ETFs, and assets managed under the Spaceship program.

●	Cash: Includes customers’ uninvested cash (e.g., cash balances, eMoney balances, in-process cashouts), as well as cash used for margin or posted as collateral for leveraged positions.

Funded Accounts: Funded Accounts are users who have completed KYC, AML and other onboarding processes, activated their account, deposited funds, executed at least one trade at any time and have a positive account balance (invested or uninvested). Funded Accounts represent the deepest level of our user acquisition funnel and are the users from whom we generate total commission.

Net Contribution: Net Contribution reflects Total revenue and income, less the Cost of revenue from cryptoassets and Margin interest expense. We use Net Contribution to evaluate the net contributions of our users’ activity on our platform before considering the overhead costs associated with our operations.

Net Contribution consists of the following five components, each representing revenue or income divided across our products based on the distinct patterns upon which we monetize users’ activity on the platform. We evaluate the performance of our business and our success in both diversification and risk management across these five components:

●	Net Trading Contribution (Equities, Commodities and Currencies) is equal to our Net trading income from equities, commodities and currencies.

●	Net Trading Contribution (Cryptoassets) is equal to Revenue from cryptoassets plus Net trading income (loss) from cryptoasset derivatives less Cost of revenue from cryptoassets, excluding the net contributions from blockchain rewards and staking activity.

●	Net Interest Contribution represents Net interest contribution from users plus Other interest income plus the net contributions of staking activity, less Margin interest expense.

●	eToro Money comprises the vast majority of our Currency conversion and other income. It represents the income earned from our money management services, including currency conversions, withdrawals, interchange on our debit card, transfers of cryptoassets, and fees relating to our cryptoasset wallet services.

●	Subscriptions and Other is the remainder of Currency conversion and other income not attributable to eToro Money plus the net contributions of blockchain rewards.

Net Income: Net income represents the company’s total earnings or profit for a given period, calculated as total revenue minus all expenses, including operating costs, depreciation, interest, taxes, and other income or expenses. It reflects the company’s overall profitability according to GAAP standards.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including but not limited to, statements regarding our financial outlook and market positioning. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. Words such as “outlook,” “guidance,” “expect,” “anticipate,” “should,” “believe,” “hope,” “target,” “project,” “plan,” “goals,” “estimate,” “potential,” “predict,” “may,” “will,” “might,” “could,” “intend,” “shall” and variations of these terms or the negative of these terms and similar expressions are intended to identify these forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond eToro’s control. eToro’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to market volatility and erratic market movements; failure to retain existing users or add new users; extreme competition; changes in the regulatory and legal framework under which we operate; regulatory inquiries and investigations; our estimates of our financial performance; interest rate fluctuations; the evolving cryptoasset market, including the regulations thereof; conditions related to our operations in Israel, including the ongoing war; risks related to data security and privacy and use of Open Source Software (“OSS”); risks related to artificial intelligence (“AI”); changes in general economic or political conditions; changes to accounting principles and guidelines; unexpected costs or expenses; and other factors described in “Risk Factors” in our prospectus, dated May 13, 2025, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in eToro’s filings with the SEC, which are, or will be, accessible on the SEC’s website at www.sec.gov.

Past performance is not necessarily indicative of future results. The forward-looking statements included in this press release represent eToro’s views as of the date of this press release. eToro anticipates that subsequent events and developments will cause its views to change. eToro undertakes no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. These forward-looking statements should not be relied upon as representing eToro’s views as of any date subsequent to the date of this press release.